UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-14616

(Check One): _ Form 10-K x Form 20-F _ Form 11-K _ Form 10-Q _ Form N-CSAR

For Period Ended: December 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

_________________________________________________________________________________

PART I - REGISTRANT INFORMATION
Supermercados Unimarc S.A._____________________________________________________ Full Name of Registrant
_______________________________________________________________________________ Former Name if Applicable
Avenida Presidente Eduardo Frei Montalva 1380, Renca______________________________ Address of Principal Executive Office (Street and Number)
Santiago, Chile_________________________________________________________________ City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

In order to comply with the instructions give by the SEC, Supermercados Unimarc S.A. inform that we will not be able to present the annual report, form 20-F, at the due date. We request an extension of thirty days to allow our lawyers Thacher Proffitt & Wood revision of financial statements in the 20-F report for the fiscal year December 31, 2004, 2005 and 2006.

PART IV-- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
Patricio Bosselin Molina (Name)
011-56 2
(Area Code)
687-7010
(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). x Yes  _No ________________________________________________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? _Yes x No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

___________________Supermercados Unimarc S.A.____________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   June 28, 2007   By      Francisco Javier Errazuriz Ovalle

                                      Chairman of Board

                                                Patricio Bosselin Molina

                                        Director